Exhibit 2.5

Form of

PATENT, KNOW-HOW, AND TRADE SECRET LICENSE AGREEMENT

This Patent, Know-How, and Trade Secret License Agreement (the “Agreement”) made and entered into as of this             day of             2016 (the “Effective Date”), by and between ALCOA USA CORP., a corporation organized under the laws of Delaware (“Licensor”) and ARCONIC INC., a corporation organized under the laws of Pennsylvania (“Licensee”).

WHEREAS, Alcoa Upstream Corporation, the parent of Licensor, and Alcoa Inc. entered into a Separation and Distribution Agreement having an effective date of             (“Separation and Distribution Agreement”); unless specifically defined in this Agreement, any capitalized term in this Agreement shall have the meaning set forth in the Separation and Distribution Agreement.

WHEREAS, Licensor’s and Licensee’s businesses formerly operated as business units of Alcoa Inc.;

WHEREAS, as part of the Separation and Distribution Agreement, Licensor and Licensee are now two separate publicly traded companies;

WHEREAS, Licensee wishes to license from Licensor the right to use Licensor’s Technology as hereinafter defined below;

NOW THEREFORE, in consideration of the mutual covenants and promises contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Licensor and Licensee agree as follows:

Article 1. Definitions. As used in this Agreement, the following terms, whether used in the singular or plural, shall have the following meanings:

1.1 [Reserved]

1.2 “Confidential Information” means all materials, trade secrets, or other Intellectual Property and information, including, without limitation, proprietary information and materials (whether or not patentable) regarding the Technology which is disclosed at any time by Licensor to Licensee under this Agreement, including without limitation the Know-How and Trade Secrets.

1.3 “EVERCAST” means the alloy covered by patents/applications identified with matter no. 2014000304.

1.4 “Heat Exchanger Patents” means those patents identified with matter nos. IP2001000592 and IP200003333.

1.5 “Improvement” has the meaning set forth in Section 2.2.

1.6 “Intellectual Property” means all works, including literary works, pictorial, graphic and sculptural works, architectural works, works of visual art, and any other work that may be the subject matter of copyright protection; advertising and marketing concepts; trademarks; information; data; formulas; designs; models; drawings; computer programs; including all documentation, related listings, design specifications, and flowcharts, trade secrets, and any inventions including all business processes, manufactures and compositions of matter and any other invention that may be the subject matter of patent protection; and all statutory protection obtained or obtainable thereon.

1.7 “Know-How and Trade Secrets” means proprietary know-how and trade secrets relating to the Licensed Products including, without limitation, the “R Nos.” and “C Alloys” set forth in Schedule 5.

1.8 “Licensed Products” means: (i) Foundry Products as defined in Schedule 1; (ii) Advanced Ceramic Products as defined in Schedule 2; (iii) C Alloys as defined in Schedule 3; (iv) Miscellaneous Products as defined in Schedule 4; (v) Heat Exchanger Products as defined in Schedule 6; and (vi) Soft Alloy Products as defined in Schedule 7.

1.9 “Licensor Patent Rights” means the United States and foreign patent applications (including provisional patent applications and PCT patent applications) and patents listed on Schedule 5 hereto, as well as the inventions described therein, all divisional applications and continuation applications, or continuations-in-part applications of such patent applications, all patents issuing from such applications, divisional applications and continuation applications, or continuations-in-part applications, and any reexamination or reissue patents of any such patents.

1.10 “Soft Alloy Patents” means those patents identified with matter nos. IP1998000030, IP2000000516 and IP2000003036.

1.11 “Technology” means, with respect to Licensed Products, the Licensor Patent Rights and the Know-How and Trade Secrets and, subject to clause 2.2, any Improvements thereto.

1.12 “Valid Claim” means a claim of any unexpired patent which shall not have been withdrawn or canceled, nor held invalid by a court of competent jurisdiction in an unappealed decision.

Article 2. Grant of Rights.

2.1 License Grants. Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee and Licensee hereby accepts the licenses for the Licensed Products as described in Schedules 1 through 4 and 6 through 7. To the extent the licenses granted to the Technology for the Licensed Products inadvertently omit or misallocate ownership of such Technology as between Licensor and Licensee, and further licenses to the Technology are reasonably necessary to give effect to the intent of the parties in entering into this Agreement, Licensor hereby grants to Licensee such further licenses to the Technology as are consistent with the terms of this Agreement and reasonably necessary to give effect to the intent of the parties.

2.2 Improvements. Other than non-de minimis Improvements (as hereinafter defined) for Advanced Ceramics Products as set out in Schedule 2 for which there shall be an obligation to share Improvements, there will be no requirement by either party to share or disclose to the other party Improvements that a party makes to the Technology in connection with the Licensed Products (each, an “Improvement”) All disclosure of Improvements shall be treated as Confidential Information pursuant to the provisions of Article 6 of this Agreement. With respect to such Improvements for Advanced Ceramics, the obligation to disclose Improvements shall end four (4) years after the Effective Date.

Article 3. Maintenance and Support. Licensee is solely responsible for providing all maintenance and support to its customers of the Licensed Products. Licensor has, and shall have, no obligation to provide any maintenance or support to Licensee or any of Licensee’s customers with respect to any Technology and/or Licensed Products.

Article 4. Patent Prosecution. The filing, prosecution, and maintenance of all Licensor Patent Rights shall be the primary responsibility of Licensor. In the event that Licensor elects to abandon any Licensor Patent Rights applicable to the Licensed Products, Licensor shall notify Licensee in writing and shall assign such Licensor Patent Rights to Licensee upon request without further consideration.

Article 5. RESERVED

Article 6. Confidential Information.

6.1 Treatment of Confidential Information. Licensee shall maintain the Confidential Information in confidence, using appropriate access control and physical security measures (including without limitation a “vault” system as currently utilized by Alcoa Inc.) to safeguard the confidentiality thereof, and shall not disclose, divulge or otherwise communicate such Confidential Information to others, except to exploit the Confidential Information for its own internal use, or use it for any purpose, except pursuant to, and in order to carry out, the terms and objectives of this Agreement, and hereby agrees to exercise commercially reasonable precautions to prevent and restrain the unauthorized disclosure of such Confidential Information by any of its directors, officers, employees, consultants, subcontractors, sublicensees, or agents. Prior to disclosure of Confidential Information to Licensee’s directors, officers, employees, consultants, subcontractors, sublicensees, or agents, Licensee will enter into written agreements with such parties that contain restrictions on the disclosure of confidential information that are at least as restrictive as the terms and conditions of this Agreement. With respect to Know-How and Trade Secrets, the obligations of confidentiality and nondisclosure imposed on the Licensee by this Agreement shall continue until the occurrence of one of the conditions set forth in Section 6.2. With respect to other forms of Confidential Information, the obligations of confidentiality and nondisclosure imposed on the Licensee by this Agreement shall extend for the longer of (a) two (2) years from the date of termination of this Agreement or (b) until the occurrence of one of the conditions set forth in Section 6.2. Licensor and Licensee also agree to maintain the terms and conditions of the Agreement in confidence in accordance with this Section 6.1 for so long as this Agreement remains in full force and effect.

6.2 Release of Obligations. The obligations of Licensee, and of its Affiliates’ directors, officers, employees and agents, with respect to any Confidential Information disclosed thereto by Licensor pursuant to this Agreement shall cease if Licensee can establish to the satisfaction of Licensor or, failing agreement by Licensor, of a court of competent jurisdiction (provided it is a court of last resort, the Parties have agreed to abandon all appeals or the time for filing an appeal has expired) that the Confidential Information (a) was legally known to or in the possession of Licensee, without obligation of confidentiality or non-use, at the time of disclosure to Licensee by Licensor; (b) legally is or has become part of the public domain through no fault of Licensee; (c) has been disclosed to Licensee by a third party on a non-confidential basis and without breaching any contractual, confidential or fiduciary obligation to Licensor or any law; or (d) is required to be disclosed pursuant to law or valid court order, provided that Licensee promptly notifies Licensor of such required disclosure and reasonably cooperates in any action by Licensor to limit the scope of the required disclosure. A general disclosure in the public domain, or possession by Licensee of general information, will not cause more specific (but related) information to be excluded as Confidential Information under one of the above exceptions; similarly, a combination of several pieces of information, where each piece of information individually is in the public domain or in the possession of Licensee, will not operate to exempt the combination as Confidential Information unless the combination itself is in the public domain.

6.3 Ownership and Return of Confidential Information. All Confidential Information disclosed pursuant to this Agreement, together with all copies, reproductions, summaries, evaluations, analyses, notes, reports or other records created by Licensee in respect of the Confidential Information and all other information, know-how, data and materials generated by the use of the Confidential Information shall be treated as Confidential Information of Licensor, shall be the sole and exclusive property of Licensor and shall be returned to Licensor by Licensee forthwith upon written request. Notwithstanding the above, one copy of such material may be retained in the legal files of Licensee solely for compliance purposes.

Article 7. Acknowledgement and Obligations.

7.1 Ownership. Licensor will retain and own all right, title, and interest in and to the Licensor Patent Rights Know-How and Trade Secrets, including, for the avoidance of doubt, any Improvements made by Licensor. Licensee acknowledges the validity and ownership by Licensor of the Technology. This Agreement shall in no way be construed to grant Licensee any ownership rights in any of the Technology.

7.2 Assignment of Inventions. All rights to the Licensor Patent Rights Know-How and Trade Secrets and other Intellectual Property rights and materials now existing or to be obtained in the future, including Improvements, which are based on the Licensor Patent Rights and/or Know-How and Trade Secrets and which are made available to Licensee by Licensor in connection with this Agreement, and any derivative work thereof shall be the sole property of Licensor and its licensors, regardless of which party created the derivative works and Licensee acknowledges that any such materials are Confidential Information of, and proprietary to, Licensor. All inventions conceived and first actually reduced to practice solely by Licensor that are Improvements to Licensor Patent Rights Know-How and Trade Secrets, and all inventions to Licensor Patent Rights Know-How and Trade Secrets conceived and first actually reduced to practice by Licensor in collaboration with, or with the assistance of, Licensee and/or Licensee’s sublicensees as recognized under the U.S. law of inventorship shall be the property of Licensor and shall be disposed of by Licensor. Licensee hereby assigns and transfers, and shall cause any sublicensee, as the case may be, to assign and transfer, to Licensor, its successors and assigns, the entire right, title and interest it may have in and to any above-referenced materials and any inventions referenced in the immediately preceding sentence, including the right to apply for any letters patent thereon in the United States of America and in all other countries, including the right to claim the priority of the date of filing of any applications in the United States of America and in all other countries and including all continuation applications, continuation-in-part applications, divisional applications, extensions, invention registrations, inventors’ certificates, re-examinations, registrations, reissues, renewals, revalidations, substitutes, utility models and the like corresponding thereto, to the full end of the term or terms of such letters patent. At Licensor’s cost, Licensee shall execute or cause to be executed all documents and perform such acts as may be necessary, useful or convenient to secure or enforce for Licensor’s statutory protection including patent, trademark, trade secret or copyright protection throughout the world for all materials assigned to Licensor pursuant to this Section 7.2.

7.3 Third Party Infringement. Licensee shall promptly report in writing to Licensor during the term of this Agreement any: (a) known infringement or suspected infringement of any of the Licensor Patent Rights; or (b) unauthorized use or misappropriation of the Know-How and Trade Secrets by a third party of which it becomes aware, and shall provide Licensor with all available evidence supporting the infringement, suspected infringement or unauthorized use or misappropriation. Subject to the provisions of the final sentence of this Section 7.3 as to Licensor Patent Rights pertaining to Advanced Ceramics, Licensor shall have the sole and exclusive right to bring an infringement action or proceeding against any infringing third party, and, in the event that Licensor brings such an action or proceeding, Licensee shall cooperate and provide full information and reasonable assistance to Licensor and its counsel, at Licensor’s expense, in connection with any such action or proceeding. With respect to Licensor Patent Rights pertaining to Advanced Ceramics for non-smelting applications, in the event that Licensor declines to pursue a claim for third-party infringement of said Licensor Patent Rights, Licensee shall have the independent right to pursue such third-party infringement claim at Licensee’s sole expense.

Article 8. Representations and Warranties, Limitations of Liability and Disclaimers.

8.1 Mutual Representations. Each party hereto represents and warrants to the other that: (a) it has the full right and power to enter into and fully perform this Agreement in accordance with its terms; (b) this Agreement constitutes a legal, valid and binding agreement of such party, enforceable against such party in accordance with its terms; (c) it will comply with all applicable laws and regulations in the exercise and performance of its rights and obligations under this Agreement; and (d) its execution, delivery and performance of this Agreement throughout its duration: (i) does not require consent from any third party; (ii) will not violate (with the lapse of time or giving of notice or both) rights granted by such party to any third party or violate or otherwise interfere with the provisions of any agreement to which such party is a party or otherwise bound; (iii) will not preclude such party from complying with the provisions hereof; and (iv) will not violate any applicable law or regulation or judicial order.

8.2 No Warranty. Licensor, by this Agreement, makes no warranties or guarantees, either express or implied, arising by law or otherwise with regard to the Technology, the Licensor Patent Rights, the Know-How and Trade Secrets or Licensed Products. In particular, Licensor assumes no obligation and makes no representations or warranties hereunder, express or implied, in law or in fact, with respect to the utility, quality or characteristics of the Technology or any use or embodiment thereof or with respect to the use of any Licensed Product or method within the Licensor Patent Rights, or with respect to whether such Licensed Products or methods or any embodiments or modifications thereof would be in compliance with any federal, state or local laws, regulations, standards or criteria with respect to any claim which may arise in connection with the sale or use of Licensed Products pursuant to this Agreement, or with respect to the practice of any methods within the Licensor Patent Rights. LICENSOR SPECIFICALLY DISCLAIMS, AND WILL HAVE NO OBLIGATION OR LIABILITY FROM THIS AGREEMENT WITH REGARD TO THE LICENSOR PATENT RIGHTS, KNOW-HOW OR LICENSED PRODUCTS FOR ANY (1) IMPLIED WARRANTY OF MERCHANTABILITY; (2) IMPLIED WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; (3) IMPLIED WARRANTY OF NONINFRINGEMENT; AND (4) IMPLIED WARRANTY OF ANY OTHER TYPE.

8.3 LIMITATION OF LIABILITY. TO THE MAXIMUM EXTENT PERMITTED BY LAW, LICENSOR DISCLAIMS AND SHALL HAVE NO OBLIGATION OR LIABILITY TO LICENSEE FOR ANY TYPE OF INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES ARISING OUT OF ANY BREACH OF WARRANTY OR OTHERWISE UNDER THIS AGREEMENT (WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE OR BREACH OF STATUTORY DUTY) OR OTHERWISE) EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER ARISING UNDER THEORY OF CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY OR OTHERWISE.

Article 9. Indemnification.

9.1 Indemnification by Licensee. Licensee will indemnify and hold Licensor harmless from and against any and all claims, damages, liabilities, losses, costs and expenses, including, without limitation, legal expenses and reasonable counsel fees, arising out of or incidental to or in any way resulting from: (a) Licensee’s commercialization, and any customer’s use, of Licensed Products; (b) Licensee’s unauthorized use and/or commercialization of the Technology and Licensed Products, and (c) any personal injury, death or property damage that arises out of or relates to the sale of Licensed Products.

9.2 Indemnification Procedure. Promptly after receipt by Licensor of a notice of commencement of any action involving the subject matter of the foregoing indemnity provisions under Section 9.1, Licensor will promptly notify Licensee of the commencement thereof. Failure promptly to so notify Licensee of any such claim shall not relieve Licensee of any such duty so to indemnify. Upon proper notification, Licensee shall have the right, but not the obligation, to control the defense of Licensor against any such third-party claims, utilizing counsel chosen in Licensee’s discretion, provided that Licensor may participate in any such defense, at its own expense, by separate counsel of its choice, and further provided that any such participation shall not limit Licensee’s right to control such defense. Notwithstanding anything contained in the foregoing sentence to the contrary, Licensee (a) shall not be entitled to have sole control over any third party claim that seeks an order, injunction or other equitable relief against Licensor; or any action that is the subject of such third party indemnification claim in which both Licensee and Licensor are named as parties and either Licensor or Licensee determines with advice of counsel that there may be one or more legal defenses available to it that are different from or additional to those available to the other party or that a conflict of interest between such parties may exist in respect of such action, and (b) shall obtain the prior written approval of Licensor before ceasing to defend against any third party indemnification claim or entering into any settlement, adjustment or compromise of such claim involving injunctive or similar equitable relief being asserted against Licensor. Licensor shall cooperate with Licensee in the provision of any such defense by providing to Licensee all such information, assistance and authority as may reasonably be requested by Licensee.

Article 10. Term and Termination.

10.1 Term. This Agreement shall commence upon the Effective Date and continue until terminated as set forth in this Article 10.

10.2 Termination for Breach. Licensor and Licensee will be entitled to terminate this Agreement by written notice to the other party in the event the other party is in breach of any of its obligations hereunder and shall fail to remedy any such default within sixty (60) days after notice thereof by the non-breaching party.

10.3 Termination for Patent Expiration. The licenses granted under this Agreement shall terminate with respect to the Licensor Patent Rights upon the expiration of the last issued patent of the Licensor Patent Rights, including without limitation any issued patent for Improvements applicable to the Licensed Products. The licenses granted under this Agreement with respect to Know-How and Trade Secrets shall continue notwithstanding the expiration of the Licensor Patent Rights.

10.4 Termination Upon Bankruptcy. Either party may terminate this Agreement by written notice to the other in the event of: (a) the other party’s making assignment for the benefit of its creditors or filing a voluntary petition under any bankruptcy or insolvency law, under the reorganization or arrangement provisions of the United States Bankruptcy Code, or under the provisions of any law of like import; or (b) the filing of an involuntary petition against the other party under any bankruptcy or insolvency law, under the reorganization or arrangement provisions of the United States Bankruptcy Code, or under any law of like import; or (c) the appointment of a trustee or receiver for the party or its property.

10.5 Survival of Obligations; Return of Confidential Information. Notwithstanding any expiration or termination of this Agreement, Articles 1, 5, 6, 7, 8, 9, this Section 10.5 and Article 11 shall survive and continue to be enforceable as set forth herein. No termination of this Agreement, in whole or in part, shall affect Licensor’s rights to reports and examination of Licensee’s books until all required reports have been made. Upon any expiration or termination of this Agreement, Licensee shall promptly return to Licensor all Confidential Information, and all copies thereof.

Article 11. Miscellaneous.

11.1 Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without regard to its conflicts of law principles.

11.2 Jurisdiction and Venue. Each of the parties (a) submits to the exclusive jurisdiction of any state or federal court sitting in the State of New York, county of New York for any action or proceeding arising out of or relating to this Agreement, (b) agrees that all claims in respect of the action or proceeding may be heard and determined in any such court, and (c) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Each party agrees that a final judgment in any action or proceeding so brought will be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity.

11.3 Waiver. The waiver by any party of a breach or a default of any provision of this Agreement by any other party shall not be construed as a waiver of any succeeding breach of the same or any other provision, nor shall any delay or omission on the part of a party to exercise or avail itself of any right, power or privilege that it has or may have hereunder operate as a waiver of any right, power or privilege by such party.

11.4 Waiver of Jury Trial. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT OF TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY MATTER ARISING HEREUNDER.

11.5 Notices. Any notice or other communication under this Agreement shall be effective when delivered in person or, if mailed, when deposited in the mail by registered or certified mail, return receipt requested or, if transmitted by facsimile, when faxed by means confirming receipt, addressed to the other party as follows:

If to Licensor:	If to Licensee:

Alcoa USA Corp.	Arconic Inc.
201 Isabella Street	201 Isabella Street
Pittsburgh, PA 15212	Pittsburgh, PA 15212
Attn.: General Counsel	Attn: General Counsel

11.6 No Agency. Nothing herein shall be deemed to constitute Licensor, on the one hand, or Licensee, on the other hand, as the agent or representative of the other, or as joint venturers or partners for any purpose. Neither Licensor, on the one hand, nor Licensee, on the other hand, shall be responsible for the acts or omissions of the other. No party will have authority to speak for, represent or obligate the other party in any way without prior written authority from such other party.

11.7 Entire Agreement. This Agreement contains the full understanding of the parties with respect to the subject matter hereof and supersedes all prior understandings and writings relating thereto. No waiver, alteration or modification of any of the provisions hereof shall be binding unless made in writing and signed by the parties.

11.8 Headings. The headings contained in this Agreement are for convenience of reference only and shall not be considered in construing this Agreement.

11.9 Severability. In the event that any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable because it is invalid or in conflict with any law of any relevant jurisdiction, the validity of the remaining provisions shall not be affected and the invalid provision shall be severed herefrom.

11.10 Assignment. This Agreement may not be assigned or transferred by operation of law, a change of control or otherwise by Licensee without the consent of Licensor which consent shall not be unreasonably withheld.

11.11 Export Control and Requirements. Licensee agrees to comply with all applicable U.S. export control laws and regulations, specifically including, but not limited to, the requirements of the Arms Export Control Act, 22 U.S.C. 2751-2794, including the International Traffic in Arms Regulation (ITAR), 22 C.F.R. 120 et seq.; and the Export Administration Act, 50 U.S.C. 2401-2420, including the Export Administration Regulations, 15 C.F.R. 730-774; including the requirement for obtaining any export license or agreement, if applicable. Without limiting the foregoing, Licensee agrees that it will not transfer or disclose any information it receives from Licensor that constitutes an export controlled item, data, or service to foreign persons employed by or associated with, or under contract to Licensee or Licensee’s suppliers, without the authority of an export license, agreement, or applicable exemption or exception. Licensee shall immediately notify Licensor if it is, or becomes, listed in any Denied Parties List or if Licensee’s export privileges are otherwise denied, suspended or revoked in whole or in part by any U.S. Government entity or agency. Licensee, whether U.S. or foreign, engaged in the business of brokering, exporting or manufacturing (whether exporting or not) defense articles or furnishing defense services, or related technical data as defined on the United States Munitions List 22 C.F.R. Part 121, represents that it is registered with the Office of Defense Trade Controls as required by the ITAR.

11.12 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of such together shall constitute one and the same instrument.

IN WITNESS WHEREOF, Licensee has caused this Agreement to be executed in its name by its properly and duly authorized officer or representative and Licensor has executed this Agreement as of the date first above written.

ALCOA USA CORP.	ARCONIC INC.

By: (Signature)	By: (Signature)

Name: (Printed)	Name: (Printed)

Title:	Title:

SCHEDULE 1:

FOUNDRY PRODUCTS

“Foundry Products” means products made using certain proprietary foundry alloys and processes, including without limitation SUPRACAST, VERSACAST, EZCAST, and EVERCAST SERIES packaging and heat exchanger products.

The license grant with respect to Technology pertaining to Foundry Products is a worldwide and non-exclusive (except as set forth below), royalty-free right and license (including a limited right to sublicense, as set forth below) to make and have made, to use and have used, to sell and have sold, to offer for sale and have offered for sale, to export and have exported, and to import and have imported the Foundry Products and to practice and use the Technology applicable to the Foundry Products.

With respect to Technology relating to Licensed Products pertaining to “commercial truck wheel applications” (defined as commercial truck wheels and commercial wheel hubs having carrying capacity greater than five tons) for EVERCAST alloy flow path variants, the license granted herein shall be exclusive, but the exclusivity shall terminate automatically on March 31, 2021 in the event that Licensee fails to achieve sales of such Licensed Products resulting in manufacturing of such Licensed Products at a minimum “run rate” of 500,000 pounds per year for such Licensed Products by December 31, 2020.

The license granted herein relating to Foundry Products shall not include any right to sublicense in any geographic area in which Licensor has a physical place of business. In any such country, Licensor will offer Licensee the first opportunity to purchase these alloys at competitive market terms. In the event that Licensee wishes to sublicense any Technology applicable to Foundry Products to a third party in a geographic area in which Licensor has no physical place of business as of the Effective Date, Licensee must obtain the prior written approval of Licensor, such approval not to be unreasonably withheld.

The Parties will not share any Improvements to the Foundry Products.

SCHEDULE 2:

ADVANCED CERAMICS PRODUCTS

“Advanced Ceramics Products” means products made using certain proprietary advanced ceramic processes but excluding Technology pertaining to Boron Nitride.

The license granted with respect to Technology pertaining to Advanced Ceramics Products is a worldwide, exclusive, royalty-free right and license (with the right to sublicense) to make and have made, to use and have used, to sell and have sold, to offer for sale and have offered for sale, to export and have exported, and to import and have imported Advance Ceramics Products outside of smelting, refining, smelting molten metal processing, ceramic armor, TiB2 applications in electronics tooling and TiB2 applications in semi-conductor tooling applications.

The Licensor and Licensee shall each have nonexclusive rights with respect to production of non-smelting, molten metal products.

For a period of four (4) years following the Effective Date, subject to obligations of confidentiality, each party will provide the other with details of Improvements relating to the vertical reactor only. Each party agrees to license and hereby licenses to the other party any such Improvements on a worldwide, non-exclusive, royalty-free and perpetual basis.

The Licensor will provide the Licensee with access to complete engineering and electrical drawings for all vertical reactor equipment and copies of all laboratory reports relating to the vertical reactor generated prior to the Effective Date. All such drawings and laboratory reports will be considered “Confidential Information” for the purposes of Articles 1.1 and 6.

The Licensor will grant access to the vertical reactor to the Licensee to produce powders for the Licensee’s commercialization efforts. The Licensee will pay the Licensor’s then current overhead rate to the Licensor for such access to the vertical reactor. The Licensee’s access to the vertical reactor during 2017 will be limited to approximately 50% of the vertical reactor’s available time and approximately 25% of the vertical reactor’s available time in 2018. The Licensee will not have access to the vertical reactor after 2018. The Licensee acknowledges that the vertical reactor is subject to three-months’ downtime each year due to the need to change tubes. If the Licensee does not utilize its access to the vertical reactor as granted in this Schedule 2 then the Licensor is free to use this time. The Licensee will provide the Licensor with a rolling two-month forward looking schedule of its desired access time to the vertical reactor.

SCHEDULE 3:

C ALLOYS

C Alloys means certain proprietary alloys described in Schedule 5.

The license grant with respect to Technology pertaining to C Alloys is a worldwide and non-exclusive (except as set forth below), royalty-free right and license (including a limited right to sublicense, as set forth below) to make and have made, to use and have used, to sell and have sold, to offer for sale and have offered for sale, to export and have exported, and to import and have imported the C Alloys and to practice and use the Technology applicable to the C Alloys.

With respect to those Licensor Patent Rights relating to “commercial truck wheel applications” (as that term is defined in Schedule 1) wheel applications for EVERCAST alloy flow path variants, the license granted herein shall be exclusive, but the exclusivity shall terminate automatically on March 31, 2021 in the event that Licensee fails to achieve sales of such Licensed Products resulting in manufacturing of such Licensed Products at a minimum “run rate” of 500,000 pounds per year for such Licensed Products by December 31, 2020.

The license granted herein relating to C Alloys shall not include any right to sublicense in any geographic area in which Licensor has a physical place of business. In any such country, Licensor will offer Licensee the first opportunity to purchase these alloys at competitive market terms. In the event that Licensee wishes to sublicense any Technology applicable to C Alloys to a third party in a geographic area in which Licensor has no physical place of business as of the Effective Date, Licensee must obtain the prior written approval of Licensor, such approval not to be unreasonably withheld. In the event that Licensor approves a proposed sublicense, such sublicenses shall be subject to a royalty equivalent to             % of             .

SCHEDULE 4:

MISCELLANEOUS PRODUCTS

Miscellaneous Products means products made using miscellaneous proprietary methods and/or processes, including but not limited to R nos. and any and all material, product, service, procedure, or kit (including work-in process) whose manufacture, use, or sale practices any Valid Claim or pending claim within the Licensor Patent Rights or is based on or otherwise uses any of the Technology, including without limitation, any product made using the methods claimed in any issued or pending claim within the Licensor Patent Rights.

The license grant with respect to Technology pertaining to Miscellaneous Products is a worldwide, non-exclusive, royalty-free right and license (with no right to sublicense) to make and have made, to use and have used, to sell and have sold, to offer for sale and have offered for sale, to export and have exported, and to import and have imported Miscellaneous Products and to practice and use the Technology applicable to Miscellaneous Products.

To the extent any Miscellaneous Products are comprised of rolling mill technology, Licensor will not engage in customer trials or qualifications or customer negotiations for aerospace, automotive, or brazing sheet, with the exception of Automotive Sheet (as defined below) at the Ma’aden Saudi Arabia facility currently operated by Licensor and its joint venturer.

“Automotive Sheet” means materials used in a variety of components and assemblies that are utilized to construct a completed vehicle. Applications include parts of the Body-in-White (BIW) structure, the closure panels (doors, hoods, fenders, deck lids, roofs), the engine compartment, the passenger compartment, the exhaust and supporting heat management systems and miscellaneous bracketry/ reinforcements. Typical alloys used for Automotive Sheet purposes include the 5XXX (non-heat treatable) and 6XXX (heat treatable) alloy families. Structural applications (and some closure panels) of Automotive Sheet also typically include the requirement for the sheet surface to be chemically treated prior to the vehicle assembly process. Automotive Sheet includes automotive sheet material manufactured using both the direct chill ingot manufacturing process as well using the Micromill™ alloys and process.

SCHEDULE 5:

Licensor Patent Rights; Know-How and Trade Secrets

[See attached]

SCHEDULE 6:

Heat Exchanger Patents

“Heat Exchanger Products” means those products falling within the scope of at least claim of the Heat Exchanger Patents.

The license grant to Heat Exchanger Patents is a worldwide and exclusive (as between the Parties), royalty-free right and license — with no right to sublicense — to make and have made, to use and have used, to sell and have sold and to import and have imported products reliant on Technology pertaining to Heat Exchanger Products and to practice and use the Technology applicable to Heat Exchanger Products. In addition, with respect to those Licensor Patent Rights relating to Heat Exchanger Patents, the license granted herein excludes extruded heat exchanger tubing products reliant upon the Heat Exchanger Patents or covered by an active claim within the Heat Exchanger Patents.

SCHEDULE 7:

Soft Alloy Patents

“Soft Alloy Products” means those products falling within the scope of at least claim of the Soft Alloy Patents.

The license grant to Soft Alloy Patents is a worldwide and exclusive (as between the Parties), royalty-free right and license — with no right to sublicense — to make and have made, to use and have used, to sell and have sold and to import and have imported products reliant on Technology pertaining to Soft Alloy Products and to practice and use the Technology applicable to Soft Alloy Products.

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